

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 10, 2007

Ms. Nancy K. Buese
Chief Financial Officer
Markwest Energy Partners, L.P.
1515 Arapahoe Street, Tower 2, Suite 700
Denver, CO 80202-2126

> **Re:** **Markwest Energy Partners, L.P.**
> **Form 10-K/A2 for the Fiscal Year Ended December 31, 2006**
> **Filed July 2, 2007**
> **Response Letter Dated July 2, 2007**
> **File No. 1-31239**

Dear Ms. Buese:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief